

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2018

Bill O'Donnell
Chief Accounting Officer
MetLife, Inc.
200 Park Avenue
New York, NY 10166-0188

Re: MetLife, Inc.
Form 10-K for the Year Ended December 31, 2017
Filed March 1, 2018
File No. 001-15787

Dear Mr. O'Donnell:

We have reviewed your May 10, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 12, 2018 letter.

Form 10-K for the Year Ended December 31, 2017

Notes to the Consolidated Financial Statements
1. Business, Basis of Presentation and Summary of Significant Accounting Policies, page 209

1. Please refer to your response to the first bullet of comment one. With respect to the group annuity reserves revision, tell us why the $30 million reserve re-establishment in 2017 discussed in footnote (2) in your response was not considered a correction of an error in the 2017 quarterly periods.

2. Refer to your response to the first bullet of comment one. With respect to the assumed variable annuity guarantee reserves revision, you state that the $214 million impact of the change in fair value subsequent to December 31, 2016 did not correct an error as it was

appropriately reported in 2017.

- Tell us how much of the $214 million revision in 2017 related to each quarterly period.
- As the $214 million revision was discovered subsequent to the quarterly periods being reported, please tell us why you believe the additional reserve for each quarter did not correct a material error in the interim periods.

3. Please refer to your response to the third bullet of comment one.   Tell us how you considered whether or not the following qualitative factors, either individually or in aggregate with all qualitative factors, indicate that the revisions are material to any of the interim or annual periods.

- The misstatements appear to have arisen from an item capable of precise measurement.
- The effect the misstatements had on analyst expectations.
- The misstatements appear to have arisen with respect to a critical accounting policy that plays a significant role in your operations or profitability.
- The effect the misstatements had on management's compensation.
- The effect management or the auditors expected the misstatements would have on the market reaction.

4. Your response to the third bullet of comment one indicates you assessed materiality based on a quantitative analysis of net income under the rollover approach, as well as a qualitative evaluation of the impact of the errors.

- Please revise your response to separately provide a materiality analysis for the group annuity and variable annuity revisions under the rollover and iron curtain method for each interim and annual period. Refer to SAB Topic 1.N. Specifically tell us why you believe the revisions, individually and in aggregate, are not material to the second quarter of 2016 and third quarter of 2017.   Refer to page 384 of the 10-K.
- You state in footnote 1 on page 4 of your response that for purposes of determining the 4.5% amount you excluded a significant after-tax charge of $2.0 billion related to the accelerated variable annuity assumption update, which was performed in anticipation of the planned separation of Brighthouse Financial.
  - Tell us why you believe it is appropriate to exclude the amount when evaluating materiality.
  - Address in your response why the charge would not otherwise have been recorded in the annual third quarter review had the assumption review update not been accelerated.

 You may contact Mary Mast at (202) 551-3613 or Angela Connell at (202) 551-3426 with any other questions.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: Mr. Stephen Gauster